SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2012
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Public-Held Company
CNPJ/MF Nº 02.558.115/0001-21
NIRE 33 300 276 963

NOTICE TO THE MARKET

TIM Participações S.A. (“Company”) (BM&FBOVESPA: TIMP3; and NYSE: TSU), informs to the Market, its shareholders, and to its approximately 70 million users the following:

Regarding the injunction published today in the Official Gazette (Diário Oficial da União) by Anatel, the Company clarifies:

1 - Mantaining its strategy to provide innovative offerings, key in a competitive market, TIM launched the new Infinity Day promotion, which breaks another paradigm for broad consumer access to mobile telephony. After the concept of charging per call, we move towards daily fees for voice traffic: charging when used, R$0.50 for local calls, and an additional R$0.50 for long distance calls TIM to TIM.

2 - The Improvement Plan approved by Anatel in August had already the development of this initiative included. Still, TIM took the decision to launch it with a due date of 2 months for  some areas of the country (18 areas), representing approximately 20% of the customer base, in markets where there are growth opportunities and infrastructure with high capacity.

3 - In this sense, the deliberate suspension by Anatel did not take into account some factors we consider relevant:

(i) There is no "potential network instability" in our offer, and network capacity, in the selected 18 areas, is at least 30% higher than the estimated traffic.

(ii) The Infinity Day already had a testing area in Rio Grande do Sul with lower price without causing any instability in the network.

(iii) Currently, other mobile operators already offer regional promotions much more aggressive than the Infinity Day and continue its marketing normally, without suspensions for evaluating "potential" impact on the network. In this context, the measure affects the competitive dynamics of a free market and can generate imbalances harmful to consumers.

(iv) The Infinity Day promotion was communicated two days prior to its launch in wide circulation media channels, according to current regulations. In addition, detailed technical and market evidence had been filed with Anatel.

4 - The most impacted will be the nearly 12 million consumers, who will not benefit from this innovative promotion.

TIM reinforces to its clients and prospects the commitment to excellence of services and total engagement towards the goals of its Improvement Plan and the legislation in place, but defends its right to innovate and bring the best services and products to the Brazilian market.

Rio de Janeiro, November 16th, 2012.

TIM Participações S.A.
Rogerio Tostes Lima

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 16, 2012	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.